UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74047 / January 14, 2015

Admin. Proc. File No. 3-16247

In the Matter of

VHGI HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

　　　　The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by VHGI Holdings, Inc., and the Commission has not chosen to review the decision on its own initiative.

　　　　Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to VHGI Holdings, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of VHGI Holdings, Inc., is hereby revoked.

　　　　For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]　17 C.F.R. § 201.360(d).

[2]　*VHGI Holdings, Inc.,* Initial Decision Rel. No. 715 (Dec. 3, 2014), 110 SEC Docket 07, 2014 WL 6805561. The stock symbol and Central Index Key number for VHGI Holdings, Inc., are VHGI and 830741.

INITIAL DECISION RELEASE NO. 715
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16247

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of VHGI HOLDINGS, INC.	INITIAL DECISION ON DEFAULT December 3, 2014

APPEARANCE: Patrick R. Costello, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on November 4, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that VHGI Holdings, Inc. (VHGI), has securities registered with the Commission and is delinquent in its periodic filings.
I notified the parties that a telephonic prehearing conference would be held on November 24, 2014; found that VHGI was served with the OIP on November 6, 2014; and warned VHGI that it would be held in default if it did not file an Answer, participate in the prehearing conference, or otherwise defend the proceeding. *See VHGI Holdings, Inc.*, Admin. Proc. Rulings Release No. 2012, 2014 SEC LEXIS 4306 (Nov. 13, 2014). VHGI has not filed an Answer, which was due December 1, 2014. *See* OIP at 3; 17 C.F.R. §§ 201.160, .220(b).

At the November 24, 2014, prehearing conference, counsel for the Division of Enforcement (Division) appeared, but VHGI did not. At the conference, the Division confirmed that it had sent VHGI notice of the prehearing conference, and informed me that VHGI had been subject to a district court proceeding brought by the Commission.

VHGI is in default for failing to answer the OIP, participate in the prehearing conference, or otherwise defend the proceeding. *See* 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Thus, I deem the OIP's allegations true. *See* 17 C.F.R. § 201.155(a). I take official notice of the Commission's public official records regarding VHGI, and *SEC v. Douglas P. Martin*, No. 9:13-cv-80806 (S.D. Fla.) (*Martin*), the district court proceeding in which VHGI was a defendant. *See* 17 C.F.R. § 201.323.

Findings of Fact

Delinquent Filings

VHGI, Central Index Key No. 830741, is a Delaware corporation, with its principal offices in Sullivan, Indiana. VHGI purported to be involved in the exploration, acquisition, and development of mining, energy, and technological assets. VHGI has a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). As of September 8, 2014, VHGI's common stock (ticker, VHGI) was quoted on OTC Link (previously, Pink Sheets), had thirteen market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

VHGI filed its last Form 10-K for the year ended December 31, 2012, on June 26, 2013. Since then, VHGI has not filed its required periodic reports. VHGI is delinquent in the following periodic filings:

Form	Period Ended	Due on or about
10-Q	March 31, 2013	May 15, 2013
10-Q	June 30, 2013	August 14, 2013
10-Q	September 30, 2013	November 14, 2013
10-K	December 31, 2013	March 31, 2014
10-Q	March 31, 2014	May 15, 2014
10-Q	June 30, 2014	August 14, 2014
10-Q	September 30, 2014	November 14, 2014[1]

District Court Proceeding

In 2013, the Commission filed a complaint against VHGI and its chief executive officer (CEO) in federal district court, alleging that VHGI and its CEO engaged in a fraudulent scheme and market manipulation involving VHGI's stock, in violation of the antifraud provisions of the federal securities laws including Exchange Act Section 10(b) and Rule 10b-5 (antifraud provisions). Compl., *Martin*, ECF No. 1. The scheme involved payment of an illegal bribe to a purportedly corrupt promoter so that he and his purported buying group would purchase shares of the company in the open market; VHGI and its CEO engaged in this manipulation in an effort to falsely generate the appearance of market interest in VHGI, induce public purchases of the stock, and artificially increase its trading volume and price. *Id.* at 1, 4-5.

In January 2014, the district court entered a consent final judgment as to VHGI, and enjoined VHGI from violations of the antifraud provisions. *See* Pl.'s Notice & Judgment, *Martin*, ECF Nos. 12, 16.

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[1] Following issuance of the OIP, VHGI failed to file a Form 10-Q for the period ended September 30, 2014, which I consider in assessing the appropriate sanction.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. VHGI has failed to make these filings. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). VHGI violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 by failing to file timely annual and quarterly reports.

Sanction

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). VHGI committed recurrent violations in that it failed to file six periodic reports for over a year. *Cf. Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). In addition to the violations alleged in the OIP, VHGI has continued to fail to file periodic reports, as it missed its Form 10-Q filing for the period ended September 30, 2014. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313, at *23-24 n.31 (July 6, 2011) (filing failures subsequent to the OIP may be considered in assessing sanctions). VHGI is culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, VHGI forfeited an opportunity to show whether it has made efforts to remedy past violations and to offer assurances against further violations.

Although VHGI's delinquency has not been particularly long, its fraudulent scheme and market manipulation involving its stock, in violation of the antifraud provisions, supports my finding that revocation of its securities would serve the public interest and protect investors. *See Gateway*, 2006 SEC LEXIS 1288, at *24 n.30 (Commission may consider matters outside the OIP in assessing appropriate sanctions); *Marshall E. Melton*, Exchange Act Release No. 48228, 2003 SEC LEXIS 1767, at *6-8 (July 25, 2003) (Commission may rely on factual allegations of an injunctive complaint resolved by consent in assessing sanctions, and a respondent may not contest those allegations); Compl., Pl.'s Notice & Judgment, *Martin*, ECF Nos. 1, 12, 16.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of VHGI's registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of VHGI Holdings, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge